[Westell Letterhead]

October 23, 2008

Via EDGAR and Facsimile

Mr. Robert Bartelmes

Senior Financial Analyst

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Westell Technologies, Inc.
Form 10-K for the year ended March 31, 2008
And Document Incorporated by Reference
Filed June 16, 2008
File No. 000-27266

Dear Mr. Bartelmes:

Please find Westell Technologies, Inc.’s (the “Company”) responses to the Staff’s comment letter dated October 3, 2008 below. For your convenience, each of the Staff’s comments is reprinted in bold.

Form 10-K for Fiscal Year Ended March 31, 2008 and Document Incorporated by Reference

Item 7. Management’s Discussion and Analysis ... page 27

Liquidity and Capital Resources, page 35

1.

In the last sentence of the third paragraph in this subsection, you state that the company anticipates future credit agreement amendments in order to comply with certain covenants in your credit agreement. In your response letter and in future filings, please explain which covenants you believe will need to be amended, and why.

Response:

The original credit agreement contains a Fixed Charge Coverage Ratio covenant that may not be less than 1.50:1.00 and a Total Debt to EBITDA Ratio covenant that may not exceed 2.50:1.00. The First Amendment to the credit agreement called for the use of an “Adjusted EBITDA” and “Adjusted Fixed Charge Coverage Ratio” that allowed for the add back of certain items not to exceed $9 million for the quarter ended December 31, 2007 and $11.5 million for the quarter ended March 31, 2008. The covenants for the quarter ended June 30, 2008 and subsequent periods reverted to the covenants as defined in the original credit agreement. As of the filing of the 10-K, the Company was aware of the possibility that it may not meet the covenants for the June 30, 2008 quarter and was in discussion with the bank to receive a waiver for that period. As of June 30, 2008, no amounts were outstanding under the credit facility and the Company had $58.6 million in cash and cash equivalents. In light of its strong liquidity position, the Company did not foresee the need to use this credit facility.

The Company disclosed in its 10-Q for the quarter ended June 30, 2008 that it was not in compliance with these covenants based on the results for the quarter ended June 30, 2008. The Company further disclosed in its 10-Q that, on August 7, 2008, the Company entered into a second amendment (the “Second Amendment”) to the credit agreement that reduced the loan facility from $40 million to $25 million and the bank waived covenant violations for the quarter ended June 30, 2008. At that time, the Company also disclosed that it was negotiating a new credit facility.

2.

We note that you state in the last sentence of this subsection that you believe cash on hand and cash generated from operations will satisfy your future cash requirements for the next twelve months. In your response letter and in future filings, please provide a discussion of your ability to meet your long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response:

Per Section III.C. of Release No. 33-6835, the discussion of long-term liquidity and long-term capital resources must address material capital expenditures, significant balloon payments or other payments due on long-term obligations, and other demands or commitments, including any off-balance sheet items, to be incurred beyond the next 12 months, as well as the proposed sources of funding required to satisfy such obligations.

Where a material deficiency in short or long-term liquidity has been identified, the registrant should disclose the deficiency, as well as disclosing either its proposed remedy, whether it has not decided on a remedy or that it is currently unable to address the deficiency.

The Company does not have any significant debt nor does it have any material capital expenditure requirements, balloon payments or other payments due on long term obligations. All of the Company’s future obligations, as disclosed in the contractual commitment table in the 10-K, are in the nature of operating leases and long-term telephone service commitments which the Company believes it can satisfy from cash on hand and generated from operations. As a result, the Company does not believe it has a material deficiency in short or long-term liquidity.

The Company will revise its disclosure in future filings to address both its short-term and long-term liquidity requirements.

Part III. Page 39

Item 11. Executive Compensation, page 39

3.

We note that you have not included in this Item the information required by Item 407 (e) (4) of Regulation S-K regarding compensation committee interlocks and insider participation. In future filings, please furnish this required information.

Response:

The Company included the information required by Item 407 (e) (4) of Regulation S-K under the heading “Compensation Committee Interlocks and Insider Participation” in its proxy statement. No interlocking relationships were identified. In future filings, the Company will either cross reference the information more precisely in the 10-K or omit the caption altogether where no interlocking relationships exist per the Staff’s guidance in Regulation S-K Compliance & Disclosure Interpretation #233.02.

Item 13. Certain Relationships and Related Transactions....page 39

4.	We note that you have not included in this Item the information required by Item 407(a) of Regulation S-K regarding director independence. In future filings, please furnish this required information.

Response:

The information required by Item 407(a) of Regulation S-K regarding director independence was disclosed on page 3 of the Company’s FY08 Proxy as follows:

Director Independence

In general, the Board determines whether a board member is independent by following the corporate governance rules of The NASDAQ Global Select Stock Market (“NASDAQ”) and the applicable rules of the Securities and Exchange Commission (“SEC”). Our Board of Directors has determined that, in its business judgment, each of Messrs. Seazholtz, Dwyer, Penny, Plummer, and Simon and Ms. Kamerick are “independent” directors under the NASDAQ and SEC rules.

In future filings, the Company will modify Item 13 to include a more precise reference to the director independence sections in the proxy statement.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation Discussion and Analysis. Page 8

5.

Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, we note that Messrs. Hindman, Skurla and Shaver each received a grant of 36,000 stock options on July 12, 2007. However, you do not provide disclosure analyzing the reason why these awards were chosen by the committee. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at: www.sec.gov/divisions/corpfin/cfguidance.shtlml#ecd.

Response:

The Company has reviewed the Staff Observations in the Review of Executive Compensation Disclosure. In future filings, the Company will modify the Compensation Discussion and Analysis to disclose how we arrived and why we paid each of the particular levels and forms of compensation for each named executive officer.

Components of Executive Compensation for Fiscal 2008, page 9

Financial Criteria – Financial Performance Pay Out Criteria, page 10

6.

Please clarify in your response letter and in future filings how the cash bonus payout percentages are calculated. For example, in the row titled “Consolidated Revenue” in the first table of this section, please explain how a 95% attainment corresponds to “85% earned” and a “43% payout”.

Response:

The FY08 bonus payout percentages were calculated as follows:

The actual financial results were measured against board approved targets to calculate an attainment percentage for each of the two financial performance pay out criteria (the “criteria”). That attainment percentage is reported in the “% Attained” column. The FY08 bonus plan contained a linear table that linked the attainment percentages to earned percentages for each criterion. The earned percentage that corresponded to the calculated attainment percentage was reported in the “earned” column. The earned percentage was multiplied by 50% (as each of the two criteria were evenly weighted) to determine the payout percentage for each of the criteria. This pay out percentage for each criterion was reported in the “% Payout” column. The two payout percentages were added together to determine the total bonus that was paid for the individuals reported on in the proxy.

In future filings, the Company will expand the description of the bonus calculation to clarify the mechanics of the bonus calculation.

Compensation Committee Report on Executive Compensation, page 12

7.

In future filings, revise your Compensation Committee Report to also state whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in your annual report on Form 10-K.

Response:

In future, the Company proposes the following modification to the wording for the Report of Compensation Committee of the Board of Directors:

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this proxy statement with management and, based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Company’s annual report on Form 10-K for year ended March 31, 2009 and the Proxy Statement for the 2009 Annual Meeting of Shareholders.

Grants of Plan-Based Awards, page 14

8.	In your response letter, please explain why you have not provided a grant date for the annual non-equity incentive plan awards. See Item 402(d)(2)(ii) of Regulation S-K

Response:

Per Item 402(d)(2)(ii) of Regulation S-K, the table shall include:

the grant date for equity-based awards reported in the table (column (b)).

The Company’s interpretation was that the grant date for non-equity awards may be excluded.

As the SEC finds this information useful, the Company will provide the grant date for non-equity awards in the table in future filings.

In connection with the Company’s response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would appreciate your confirmation at your earliest convenience that the matters addressed in the letter are satisfactory to the Staff.

Sincerely,

/s/ Amy T. Forster

Amy T. Forster

Chief Financial Officer